The Royce Funds
745 Fifth Avenue New York, NY 10151 (212) 508-4500 (800) 221-4268 e-mail: funds@roycenet.com website: www.roycefunds.com

December 1, 2010

Securities and Exchange Commission
Attn: Ms. Linda Sterling
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Division of Investment Management

Re:	Registration Statement on Form N-1A for The Royce Fund (File Nos. 002-80348 & 811-03599)

Dear Ms. Sterling:

       Set forth below is correspondence responding to comments from the staff given over the telephone regarding Post-Effective Amendment No. 101 under the Securities Act of 1933, as amended (the "1933 Act"), and Post-Effective amendment No. 103 under the Investment Company Act of 1940, as amended (the "1940 Act") to the Registration Statement on Form N-1A of The Royce Fund (the "Trust").   Set forth below are the staff's comments and the Trust's responses.

1.

Comment. In Royce Global Dividend Value Fund's prospectus amend the following sentence to add the underlined language:

       "Under normal market circumstances, the Fund will invest at least 40% of its net assets in the equity securities of companies domiciled in at least three different countries outside the United States."

	Response:	The requested language will be added.

2.	Comment: If Royce Global Dividend Value Fund currently intends to invest significant assets in non-convertible debt and preferred stock please add appropriate risk disclosure.
	Response:	The Fund has no current intention to invest significant assets in non-convertible debt or preferred stock.
3.	Comment: Each of the prospectuses contain disclosure describing how the Funds will select securities in which to invest. Please add disclosure regarding what may lead a Fund to sell securities.
Response:

The Principal Investment Strategy section of each Fund's prospectus will be amended to include the following language:

       "The Fund may sell securities to, among other things, secure gains, limit losses, redeploy assets into what Royce deems to be more promising opportunities and/or manage cash levels in the Fund's portfolio."

4.	Comment: Please explain the reason for choosing the name Royce Special Equity Plus Fund.
Response:

Royce Special Equity Plus Fund will be managed by Charles R. Dreifus, a portfolio manager of Royce & Associates since 1998. Mr. Dreifus also has been the Portfolio Manager of Royce Special Equity Fund since its inception in 1998, and prior thereto was the Portfolio Manager of Lazard Special Equity Fund since its inception in 1986. "Special Equity" has come to be known in the industry as a brand associated with Mr. Dreifus and his investment style which combines a classic value analysis with accounting cynicism. "Special Equity Plus" reflects a Fund that will implement Mr. Dreifus' investment style to invest in companies whose market caps are larger ("Plus size") than those in Special Equity Fund.

        We believe that the proposed modifications to the Registration Statement are responsive to the staff's comments. The Trust acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in this Amendment; (ii) SEC staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to this Amendment; and (iii) the Trust may not assert this action as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

        Please direct any further communications relating to this filing to the undersigned at (212) 508-4578.

Very truly yours,
/s/ John E. Denneen
John E. Denneen Secretary